PAETEC HOLDING CORP.

One PAETEC Plaza

600 Willowbrook Office Park

Fairport, New York 14450

December 19, 2007

BY EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request to Withdraw Registration Statement on Form S-4 of PAETEC Holding Corp. File No. 333-146778

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, PAETEC Holding Corp., a Delaware corporation (the “Company”), hereby requests the withdrawal of its Registration Statement on Form S-4 (File No. 333-146778), filed with the Securities and Exchange Commission (the “Commission”) on October 18, 2007 (the “Registration Statement”). The Company is withdrawing the Registration Statement because it has determined to register the proposed offering of common stock pursuant to a new registration statement. The Company has not sold any securities by means of the preliminary prospectus that forms a part of the Registration Statement.

The Company requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as practicable. The Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account with the Commission for future use.

If the staff should have any questions concerning the foregoing, please do not hesitate to contact the undersigned at (585) 340-2630.

Very truly yours,

PAETEC Holding Corp.

By:	/s/ Charles E. Sieving
	Name:	Charles E. Sieving
	Title:	Executive Vice President, General Counsel and Secretary